Exhibit 99.1

Chief Executive Officer World Trip

NICOSIA, CYPRUS – August 20, 2018 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), today confirmed that the recently announced long planned world tour of its Chief Executive Officer, Mr. Sergey Solonin, will not affect its day to day operations, executive management or board arrangements.

Mr. Solonin, announced last week during the Company’s investor earnings call that he will be leaving on a nine months world trip with his family starting August 17, 2018. The trip is planned to conclude on May 31, 2019, whereat Mr. Solonin plans to take part in St. Petersburg International Economic Forum.

Mr. Solonin will remain Chief Executive Officer of QIWI and will continue to oversee the strategic direction of the Company and participate in the executive management of the Company notwithstanding his travels. Moreover, the Company will continue to be managed by the existing executive team including chief executive officers of its key projects as well as by its Board of Directors through an efficient and self-sustainable management structure that was developed in the Company in the last decade based on most advanced management practices.

“I have contemplated a world trip with my family for a long period of time,” said Sergey Solonin, QIWI’s chief executive officer. “The goal of this trip is primarily a personal transformation as well as to reconnect with my family, especially with my children as I feel that generation gap is increasing. Today, when the financial services market is becoming dominated by the “Y” and “Z” generation, it’s time to think of transforming your views, beliefs and patterns. I strive to teach myself to work with this new consumer audience, start blogging and bring some new elements and angles to QIWI’s existing strategy and vision. QIWI has always been a technological innovator, one-step ahead of the overall financial services and IT markets, and I believe that we are well positioned to sustain and develop our leadership. From the operational standpoint, I remain committed to the Company and will continue to serve as CEO of QIWI and participate in all of our projects and processes, thanks to the cutting-edge technological solutions that will allow me to be online and actively involved in the business irrespective of where I physically am. Moreover, during the last decade, we have created a unique, best in class management team, of which I am a part, and together, we will continue to lead QIWI to reach its goals.”

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 20.5 million virtual wallets, over 152,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 83 billion cash and electronic payments monthly connecting over 47 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com